FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                            For the month of August 2004

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 -                         .
                               ------------------------

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

         This document may contain statements that could constitute forward-looking statements, including, but not limited to our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of emergency laws enacted by the Argentine government since early 2002; and the impact of rate changes and competition on our future financial performance. Forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect our expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the long-term impact of significant changes regarding the role of the government in the economy. Changes in laws and economic and business conditions in Argentina since 2001 have been extensive and rapid. It is difficult to predict the impact of these changes on our future financial condition. Other factors may include, but are not limited to, the implications of the recession that affected Argentina from 1998 through 2002, a potential increase in inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in our business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult our Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Recent Developments

         Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars.

         During 2001 and 2002, Argentina went through a period of great political, economic and social instability, leading to the early resignation of President de la Rua, the default on part of Argentina's sovereign debt and the devaluation of the Argentine peso in January 2002, after more than 10 years of parity with the U.S. dollar. Following the election of Eduardo Duhalde as President in 2002, the Argentine government undertook a number of far-reaching initiatives affecting Argentina's economy in general and its financial system in particular. These measures radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina, for all sectors of activity. The impact of these measures on the Argentine economy was significant in 2002 and remains uncertain in the long run.

         Even though the Duhalde administration succeeded in stabilizing the main macroeconomic variables in the second half of 2002, it would still be premature to conclude that Argentina's economic crisis has ended. Therefore the current growth and partial stabilization may not be sustainable. Moreover, the economic policy of the government has consisted mainly of administering the crisis through monetary and fiscal policies, and has not included structural reforms considered necessary to support long-term economic growth. Lastly, while in September 2003 the government made public announcements regarding possible terms for a restructuring of its foreign debt with private creditors, the final terms of the restructuring and the timing of such restructuring remain uncertain.

         The current President, Mr. Nestor Kirchner, has been highly critical of certain policies followed in the 1990s, to which he attributes in part the crisis that affected Argentina particularly in 2001 and 2002. His administration, however, has not unveiled a comprehensive economic program and has avoided implementing certain "structural" reforms requested by the IMF. If the Kirchner administration's approach to economic policy fails to turn the economic growth Argentina experienced in the last three quarters of 2002, in 2003 and in the first half of 2004 into sustainable development in the long run, there is considerable risk that political and economic instability will increase. This would likely have a negative impact on the Argentine economy and on the financial system. In addition, the economy may suffer additional shocks, especially if political and social pressures in Argentina inhibit the implementation of economic policies designed to generate growth and enhance consumer and investor confidence.

         On December 23, 2001, Argentina declared the suspension of payments on its sovereign debt, except for debt owed to multilateral credit agencies. Although Argentina did not default on its debt with multilaterals, during most of 2002 and the first eight months of 2003 it had numerous rounds of negotiations with the International Monetary Fund (the "IMF") regarding Argentina's economic program and the medium-term refinancing of its debt with the IMF.

         Negotiations with the IMF with regard to a long-term agreement failed to produce consensus with respect to certain key issues, including the increase in the tariffs charged by the utilities, which remain fixed in pesos at pre-devaluation levels, and ensuring a medium-term primary surplus in the public sector accounts that in the IMF's view would be necessary to support Argentina's medium- and long-term debt repayment capacity. Despite these disagreements, in September 2003, the Argentine government reached an agreement with the IMF providing for a three-year rollover of its obligations to the IMF. For 2004, the agreement specifies a surplus of 3% of GDP and several other qualitative targets. No primary surplus targets have been set for 2005 and 2006.

         In spite of the agreement reached with the IMF in September 2003, discussions with the IMF have continued, with an emphasis on the terms of the restructuring of Argentina's approximately $100 billion of defaulted debt with private creditors. In March 2004, within the framework of a second review of the three-year agreement with the IMF, the Argentine government committed itself to taking decisive steps towards the restructuring of the public debt. In this regard, the Executive Branch issued a decree appointing the syndicate of banks that will assist the government in the restructuring. On June 1, 2004, the government revised its original proposal of September 2003 to private bondholders by offering to pay past-due interest and to reduce the market value of the debt by approximately 75%, rather than the original 90% offer. However, the initial public response by bondholders was not positive. In early August 2004, the IMF delayed a $728 million loan payment to Argentina to assess the Argentine government's progress in its debt restructuring talks with private creditors, and in raising utility rates. Argentina's access to the voluntary international credit market is generally viewed as dependent on the satisfactory resolution of the restructuring of its debt with private creditors.

         Uncertainties regarding the government's debt restructuring and the adoption of certain measures affecting key sectors of the economy such as the utilities and the financial system have a significant impact on the private sector's long-term ability to grow and invest. If the inability of the Argentine government and the private sector to complete the restructuring of outstanding claims and access foreign financing continues, the fiscal situation of the country could be severely affected, undermining the ability of the government to implement adequate economic policies (including structural reforms) and that of the private sector to reinitiate an investment cycle. The consolidation of a growth cycle in the medium term depends on all these factors. If economic growth fails to materialize in the medium and long term, political and economic volatility are likely to recur. This would most likely negatively and materially impact the different entities operating in Argentina, including us.

         Our liquidity, financial condition, anticipated results of operations and business prospects have been materially adversely affected by the Argentine economic crisis and many of the measures taken by the Argentine government. The economic and financial crisis affecting Argentina has:

         |_| resulted in a net loss of subscribers, totaling approximately 285,500 over the thirty month period ended June 30, 2004, although we experienced some recovery during the third and fourth quarters of 2003 and the first and second quarters of 2004, with a net addition of approximately 34,400 subscribers during the first and second quarters of 2004;

         |_| eliminated practically all of our sources of liquidity, resulting in our inability to refinance debt that matured in 2002 and 2003, and is scheduled to mature in 2004;

         |_| caused us to default in the payment of principal and interest due on our 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125%
              Series E Notes due 2009, 10 1/2% Series C Notes due 2018, Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt," and together with the Existing Notes, the "Existing Debt");

         |_| given rise to a significant decline in the value of our assets and anticipated revenues; and

         |_| raised substantial doubts on the part of our independent auditor as to our ability to continue as a going concern.

Continuation of Operations

         In response to the severe economic recession that Argentina suffered during 2001 and 2002, we have devoted our resources and revenues to ensure the continuity of our operations and focused our efforts on the restructuring of our financial debt, including all of our outstanding notes. Our restructuring proposal, to be implemented by means of an "acuerdo preventivo extrajudicial," or pre-packaged reorganization plan ("APE"), comprises three options: a cash option, a ten-year par bond option and a combined option (including a seven-year discount bond and common stock), each subject to a ceiling. Our proposal was launched and submitted to our financial creditors in early 2003. Based on the approvals obtained at a bondholders' meeting held on December 10, 2003, together with the support provided by commercial bank creditors, we announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003, we filed our executed APE together with evidence of the consents and approvals obtained with Commercial Court No. 4 of Buenos Aires (the "Buenos Aires Court") seeking judicial confirmation. On December 17, 2003, the Buenos Aires Court determined that the filing met all of the formal requirements for confirmation and ordered us to publish the statutory notices regarding creditor objections. Following publication by us of the statutory notices, creditors could file objections to the confirmation of the APE until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf of the U.S.-based investment group known as W.R. Huff (the "WRH Affiliates"). We filed responses to each of the objections filed. On April 14, 2004, the Buenos Aires Court issued a decision rejecting each of the objections filed and confirming the APE. In addition, the Buenos Aires Court ordered that persons present at the bondholders' meeting held on December 10, 2003, who voted against or abstained from voting, as well as those who were absent, be permitted to exercise within a 30-day period the right to elect among the three options presented, under the same conditions as those who had already made such election directly with us or at the December 10, 2003 bondholders' meeting. We intend to abide by the Buenos Aires Court's April 14, 2004 order if such order, which has been appealed, is affirmed.

         WRH Affiliates also brought action in New York State courts on December 19, 2003, seeking, among other things, to prevent the continuation of the APE proceedings in Argentina. On January 16, 2004, our Directorio, or Board of Directors, filed a petition under Section 304 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"), seeking to ensure the validity of our APE proceedings and that the outcome of such proceedings will be respected in the United States. On January 28, 2004, WRH Affiliates and a Mr. Willard Alexander (together, the "Involuntary Petitioners"), claiming to be holders of debt securities issued by us, sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court.

         On January 30, 2004, the U.S. Bankruptcy Court entered an order allowing (a) us to take all actions to participate in, conduct, or take any action in furtherance of, our APE under the jurisdiction of the Buenos Aires Court to the fullest extent permitted under Argentine law; (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, our APE and our APE proceedings, to the fullest extent permitted under Argentine law; and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Buenos Aires Court (and any right to appeal any decision of such Argentine court) to oppose our APE or our APE proceedings to the fullest extent permitted under Argentine law.

         The order of the U.S. Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by our creditors or any other person in our APE proceedings. The order makes clear that any person's or party's participation in the APE or the APE proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the U.S. Bankruptcy Code.

         On March 12, 2004, the U.S. Bankruptcy Court denied a preliminary motion by a WRH Affiliate seeking a declaration that its rights as a holder of negotiable obligations issued by us and placed, among other markets, in the United States, pursuant to indentures subject to the Trust Indenture Act of 1939, cannot, as a matter of law, be impaired by a foreign bankruptcy proceeding, and that for that reason the abovementioned Section 304 proceeding should be denied in the case of Multicanal S.A. Accordingly, the Section 304 proceeding is continuing.

         We can provide you no assurance that our Board of Directors' petition under Section 304 of the U.S. Bankruptcy Code will be granted or that the involuntary Chapter 11 petitions filed against us will be dismissed. Decisions rendered by the U.S. Bankruptcy Court may have an adverse impact on the manner in which we effect our restructuring, even if the April 14, 2004 order of the Buenos Aires Court is affirmed.

         Although the restructuring pursuant to the APE described above contemplates a reduction of our debt, as of August 9, 2004, the date of our auditor's report, the success of the restructuring was still unknown. If the court order of April 14, 2004 is not affirmed we may commence a concurso preventivo to stay the filing of additional quiebra petitions or other claims against us. The filing of a concurso preventivo may result in a partial or total loss of an investment in our Existing Debt.

         As of the date of this filing, we have been served with process on 35 involuntary bankruptcy (quiebra) petitions. Of those 35 petitions, one has been suspended and 34 have been dismissed by the court because the court deposits we made to cover the petitioners' claims were, in the view of the court of original jurisdiction, sufficient to disprove that we were unable to pay our debts as they fell due. The lower court's decision dismissing the petitions has been affirmed by the court of appeals.

Ability to Operate as a Going Concern

         Although the restructuring pursuant to the APE described above contemplates a reduction of our debt, the court ruling confirming the APE has been appealed and if such appeal is not rejected, we may commence a concurso preventivo to stay the filing of additional quiebra petitions or other claims against us. In their report accompanying our unaudited interim consolidated financial statements for the six-month period ended June 30, 2004, our independent auditor has noted that although we have prepared such financial statements following accounting principles applicable to a going concern, the uncertainty related to the outcome of the restructuring process creates substantial doubt as to our ability to continue to operate as a going concern.

Overview

         Set forth below is a discussion and analysis of our results of operations for the six-month periods ended June 30, 2004 and 2003. The financial information included in the discussion below as at June 30, 2004 and 2003 and for the six-month period ended June 30, 2004 is derived from our unaudited interim consolidated financial statements. The information in this section should be read together with the unaudited interim consolidated financial statements and the related notes included elsewhere in this report. Our unaudited interim consolidated financial statements were prepared in accordance with Argentine generally accepted accounting principles ("GAAP"), which differ from U.S. GAAP.

Volatility of the Peso

         The decision to float the peso on January 7, 2002 and the devaluation of the peso that followed, mainly during the first half of 2002, resulted in an increase in the nominal exchange rate of the U.S. dollar versus the peso during 2002, reaching its highest point of Ps. 3.90 per U.S. dollar on June 25, 2002. At June 30, 2004, the peso/dollar sell rate quoted by Banco de la Nacion Argentina was Ps. 2.96 to U.S.$ 1.00.

         Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, the depreciation has had a negative impact on the ability of Argentine businesses to honor foreign currency denominated debt, has strongly reduced real wages and has had a negative impact on businesses whose activity is dependent on domestic market demand, such as utilities and the financial industry. Consequently, the devaluation has adversely affected the government's tax revenues (measured in dollars) and therefore its ability to honor its foreign debt obligations.

         An excessive appreciation of the peso would also have negative effects for the Argentine economy, reducing the competitiveness of exporters. Significant fluctuations in the value of the peso can be expected to have significant adverse effects on the Argentine economy and on our financial condition and results of operations. Given the continuing economic crisis in Argentina and the prevailing economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect us.

         Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps. 2.92 per U.S.$
1.00 in the case of assets and Ps. 2.96 per U.S.$ 1.00 in the case of liabilities, the buy/sell exchange rates reported by Banco de la Nacion Argentina on June 30, 2004.

Inflation Accounting

         Effective September 1, 1995, as required by rules issued by the Comision Nacional de Valores or National Securities Commission ("CNV"), we discontinued the restatement methodology, maintaining the effects of inflation accounted for in prior periods. Prior to March 6, 2002, accounting principles did not differ from applicable regulations provided that the annual variation in the WPI did not exceed 8% per annum. During the years ended December 31, 2001, 2002 and 2003 the WPI decreased by 5.3%, increased by 118.0%, and increased by 2.0%, respectively.

         To counter both the high inflation rates brought about by the end of the convertibility monetary system in Argentina at the beginning of 2002, and the distortion this caused in Argentine companies' financial statements, the Argentine government issued Decree No. 1269/02 on July 17, 2002. This decree provides for the reestablishment of the restatement of financial information to account for inflation and instructs the CNV to issue specific regulations regarding its application to companies such as us subject to the CNV's jurisdiction. Consequently, on July 25, 2002, the CNV issued Resolution No. 415/02, providing that financial statements filed subsequent to the date of the resolution be restated to recognize changes in the purchasing power of the peso, starting January 1, 2002. On March 25, 2003 the Argentine government issued Decree No. 664/03 providing that financial statements for periods ending on a date subsequent to the date of that decree be expressed in nominal currency. Consequently, the CNV issued Resolution No. 441/03 providing for the elimination of inflation adjustment for all financial statements effective March 1, 2003. On October 10, 2003, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") issued Resolution MD No. 041/03 eliminating the inflation adjustment for all financial statements, as from October 1, 2003. In accordance with CNV resolutions, we discontinued the restatement of our financial statements as from March 1, 2003. Accordingly, our results for any period prior to March 1, 2003 have been restated as follows:

         |_| results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant Argentine pesos, from the month in which the transaction took place; and

         |_| results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.

         Financial results have been valued net of general inflation on the related assets and liabilities. The income statement for the six-month period ended June 30, 2004 does not reflect any effects of inflation on our net holdings of monetary assets and liabilities. Assets and liabilities are considered "monetary" for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI. Examples of "monetary" assets and liabilities include peso-denominated accounts receivable, accounts payable and cash. The restatement of the income statement to reflect wholesale price level changes merely reflects the effects of inflation, and does not imply either a generation or use of funds.

         Additionally, amounts for the six-month period ended June 30, 2003, presented herein for comparative purposes, are presented in constant pesos of February 28, 2003 using a conversion factor equal to 1.0074, which represents the inflation index rate (based on wholesale prices) for the two-month period ended February 28, 2003. As described above, inflation adjustment was discontinued as of March 1, 2003. This criterion is not in line with prevailing professional accounting standards, under which financial statement are to be restated until September 30, 2003. Had the provisions of those standards been applied, our shareholders equity and results for the six-month period ended June 30, 2004 would not have changed significantly.

Subscribers

         The following table sets forth selected information relating to us within each of the areas in which we operated as of June 30, 2004 based on our internally generated market information:


                     Cities of
                       Buenos
                     Aires, La     Atlantic
                     Plata and     Coast and                   Total
                      Greater       Central                  Argentine                               Total       Total
                    Buenos Aires   Argentina     Litoral      Regions     Paraguay     Uruguay   International Multicanal
                    -----------------------------------------------------------------------------------------------------

Multicanal Homes
Passed               2,951,545    1,066,024       426,182    4,443,751     327,300     520,000      847,300    5,291,051

Multicanal
Subscribers            468,945      294,548       127,600      891,093      42,114      82,756      124,870    1,015,963

Multicanal
Penetration              15.9%        27.6%         29.9%        20.1%       12.9%       15.9%        14.7%        19.2%

         Our estimated churn rate for the six-month period ended June 30, 2004 was 14.5% as compared to 22.4% for the six-month period ended June 30, 2003. The decrease in the churn rate is primarily due to the continued recovery of the Argentine economy and our decision to require a sign-up fee, resulting in a lower loss of subscribers and disconnections. Our churn rate is determined by calculating the total number of disconnected cable television customers during each of the periods as a percentage of the initial number of cable television customers for each such period. During the first and second quarters of 2004 we experienced some recovery in our subscriber base, with a net addition of approximately 34,400 subscribers as compared to a net loss of 4,100 during the first and second quarters of 2003.

         Our EBITDA (defined as the sum of operating income (loss) and depreciation and amortization) for the six-month period ended June 30, 2004 was Ps. 88.8 million, a 11.9% increase compared to our EBITDA of Ps. 79.4 million for the six-month period ended June 30, 2003. Our bank and financial debt, including accrued interest and seller debt, outstanding at June 30, 2004 totaled Ps. 2,090.4 million (consisting of U.S.$ 680.0 million and Ps. 77.5 million), compared to Ps. 1,972.3 million (consisting of U.S.$ 647.1 million and Ps. 73.1 million) at December 31, 2003.

Six-month periods ended June 30, 2004 and 2003

         Net Revenues. Net revenues were Ps. 266.2 million for the six-month period ended June 30, 2004. This figure represents an increase of 8.7% compared to net revenues of Ps. 245.0 million for the six-month period ended June 30, 2003. The increase in net revenues in this period as compared to the six-month period ended June 30, 2003 is attributable to the higher number of subscribers in the first six months of 2004 compared to the first six months of 2003, and an increase in advertising sales of Ps. 1.3 million as well as a decrease in charges for the allowance for doubtful accounts of Ps. 0.1 million. This increase in net revenues was partially offset by a decrease in other sales of Ps. 13.8 million, mainly due to the reclassification of the Uruguayan sales previously included in other sales and now classified under net revenues.

         Our revenues are presented net of charges for the allowance for doubtful accounts.

         Direct Operating Expenses. Our direct operating expenses were Ps. 125.7 million for the six-month period ended June 30, 2004. This figure represents an increase of 5.1% over our direct operating expenses of Ps. 119.6 million in the six-month period ended June 30, 2003, which is mainly attributable to an increase in payroll and social security expenses of Ps. 3.9 million, expenses related to employee dismissals of Ps. 0.3 million and sundry of Ps. 3 million.

         Direct operating expenses consist principally of:

         |_|  signal delivery fees paid to programming suppliers;

         |_| wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections; and

         |_| to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for our monthly publication.

         Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps. 51.7 million in the six-month period ended June 30, 2004. This figure represents an increase of 12.2% from Ps. 46.0 million in the six-month period ended June 30, 2003, which is attributable principally to an increase in taxes, rates and contributions of Ps. 2.6 million (as a consequence of the expiration of the competitiveness law on March 31, 2003 which contemplated certain exemptions on taxes), publicity and advertising of Ps. 1.2 million, and building expenses of Ps. 0.6 million, and was partially offset by a decrease in sundry of Ps. 0.2 million, overhead of Ps.
0.3 million and expenses related to employee dismissals of Ps. 0.4 million.

         Our selling, general, administrative and marketing expenses consist of:

         |_|  professional fees;

         |_|  wages and benefits of non-technical employees;

         |_|  sales commissions;

         |_|  advertising;

         |_|  insurance;

         |_|  rental of office space;

         |_|  other office related expenses; and

         |_|  various direct taxes.

         Depreciation and Amortization. Depreciation and amortization expenses were Ps. 59.8 million in the six-month period ended June 30, 2004. This figure represents a decrease of 25.9% compared to depreciation and amortization expenses of Ps. 80.7 million in the six-month period ended June 30, 2003. This decrease in our depreciation and amortization expenses was mainly due to the expiration of the useful lives of some of our property and equipment.

         Financial (Income) Expenses and Holding Losses Net. Our net financial losses were Ps. 135.2 million in the six-month period ended June 30, 2004, compared with financial expenses and holding gains, net, of Ps. 211.2 million in the six-month period ended June 30, 2003. The net financial losses for the six-month period ended June 30, 2004 are attributable principally to a depreciation of the peso in relation to the U.S. dollar on the Company's U.S. dollar-denominated assets and debt during the six-month period ended June 30, 2004 (Ps. 9.5 million), as compared to the appreciation of the peso in relation to the U.S. dollar on the Company's U.S. dollar-denominated assets and debt during the six-month period ended June 30, 2003 (Ps. 328.6 million), and an increase in interest expenses of Ps. 4.3 million as well as an increase in commissions and other expenses of Ps. 2.7 million.

         Other Non-Operating Income (Expenses), Net. Other non-operating expenses net, were Ps. 3.6 million in the six-month period ended June 30, 2004, compared to other non-operating income, net, of Ps. 6.6 million in the six-month period ended June 30, 2003. Other non-operating expenses, net, for the six-month period ended June 30, 2004 compared to other non-operating income for the six-month period ended June 30, 2003, is attributable mainly to an increase in our provisions for lawsuits and contingencies and sundry.

         Income Taxes and/or Tax on Minimum Notional Income. We recorded a gain in income taxes during the six-month period ended June 30, 2004 of Ps. 29.9 million compared to a loss of Ps. 2.0 million during the six-month period ended June 30, 2003. The gain recorded during the six-month period ended June 30, 2004 reflects mainly a tax loss carry-forward recorded during that period. The loss recorded during the six-month period ended June 30, 2003 was mainly due to the income tax charge resulting from the financial gain attributable to the impact of the appreciation of the peso in relation to the U.S. dollar on our U.S. dollar-denominated debt and income taxes paid by our subsidiaries, and was partially offset by a decrease in the deferred tax allowance. Additionally, in October 2001 we were added to the register of beneficiaries of the agreements to improve competitiveness and employment and as a result, we were exempted from the tax on minimum notional income for fiscal year 2001 and future years. That exemption as originally contemplated in the competitiveness law expired on March 31, 2003. In our case, this resulted in the reimposition of the minimum notional income tax.

         Net Gain/Loss. We recorded a net loss of Ps. 80.0 million for the six-month period ended June 30, 2004, as compared to a net gain of Ps. 214.4 million for the six-month period ended June 30, 2003, as a result of the factors described above.

         EBITDA. Our EBITDA in the six-month period ended June 30, 2004 was Ps.
88.8 million. This figure represents an increase of 11.9% compared to our EBITDA of Ps. 79.4 million in the six-month period ended June 30, 2003. Our EBITDA margin (EBITDA/net revenues) increased to 33.4% compared to 32.4%, due primarily to an increase in revenues at a faster pace than the increase in costs.


Liquidity and Capital Resources

         We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

         |_|  equity contributions from our shareholders;

         |_|  borrowings under bank facilities or debt security issuances;

         |_|  cash flow from operations; and

         |_|  financing by sellers of cable systems we acquire.

         The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments have prevented us from raising the funds required to discharge our debt obligations as they became due in 2002 and 2003, and are coming due in 2004. As a result, we have defaulted on all payments on our Existing Notes that have come due, and all principal payments and a substantial portion of our interest payments on our Bank Loans since February 2002. Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations.

         As of June 30, 2004, we had a shortfall in consolidated working capital amounting to Ps. 1,924.4 million. Our accumulated losses have exceeded 50% of our capital and 100% of our reserves. Although section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations, by means of Decree No. 1293/03 the government suspended enforcement of this regulation until December 10, 2004.

         At June 30, 2004, our cash position (including short term investments) totaled Ps. 218.6 million (U.S.$ 74.8 million). During the year 2003 we applied cash flows from operating activities to ensure the continuity of our operations. We estimate our expenses related to the restructuring of our Existing Debt, excluding expenses incurred in the Section 304 petition and as a result of the Huff litigation, at approximately U.S.$ 11.0 million. We would also need to use approximately U.S.$22.5 million of the cash currently available to us to pay the purchase price in the Cash Option Solicitation, as defined in the Unaudited Interim Consolidated Financial Statements for the six-month period ended June 30, 2004. We cannot provide any assurance that we will generate sufficient cash flows from operations to sufficiently increase its cash on hand to pay the expenses relating to the restructuring of our Existing Debt when such expenses become due and to maintain sufficient liquidity to conduct our operations.

Condensed from the original prepared in Spanish for publication in Argentina

        INDEX TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 MULTICANAL S.A.


UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                      Page
Report of independent accountants on unaudited interim consolidated financial statements ......        F-2
Unaudited interim consolidated balance sheets..................................................        F-4
Unaudited interim consolidated statement of operations.........................................        F-5
Unaudited interim consolidated statement of changes in shareholders' equity....................        F-6
Unaudited interim consolidated statement of cash flows.........................................        F-7
Notes to the unaudited interim consolidated financial statements...............................        F-8
Exhibit........................................................................................       F-34


REPORT OF INDEPENDENT ACCOUNTANTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


To the Board of Directors and Shareholders of Multicanal S.A.

1. We have reviewed the accompanying interim consolidated balance sheet of Multicanal S.A. and its subsidiaries as of June 30, 2004, and the related interim consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the six-month periods ended June 30, 2004 and 2003. These interim consolidated financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with auditing standards generally accepted in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. The Company has prepared the financial statements applying disclosure criteria established by the National Securities Commission which, as explained in Note 2., differ in certain aspects from the accounting standards in effect in the Autonomous City of Buenos Aires, especially as regards certain disclosure matters required by Technical Pronouncement No. 21.

4. Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed unaudited interim consolidated financial statements.

5. As explained in Notes 7 and 13, the Company failed to make scheduled payments on its Negotiable Obligations and was notified of the filing of various petitions for bankruptcy against it, which have been rejected, except for one that has been stayed. On December 17, 2003, it was considered that the requirements for the order for relief of an acuerdo preventivo extrajudicial (the "APE") had been met. On April 14, 2004 the judge of original jurisdiction approved the APE filed by the Company, a ruling that was appealed by three claimants. The Company believes that if this process is unsuccessful, it will in all probability have to file for a voluntary insolvency proceeding. The Company has prepared the accompanying condensed consolidated financial statements applying accounting principles applicable to a going concern. Consequently, these financial statements do not include the effects of potential adjustments and reclassifications that might be required if the Company is not able to continue as a going concern and is forced to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than through the normal course of business.

6. We are not in a condition to foresee if the assumptions used by Management to prepare their projections will take place in the future and as a result, if the net asset of deferred taxes will be recovered.

7. Our report dated March 8, 2004 on the financial statements of Multicanal S.A. at December 31, 2003 included a qualifying statement referring to the non-recognition of the effects of inflation on the financial statements after March 1, 2003 and until September 30, 2003. This deviation did not have a material effect on the financial statements at June 30, 2004 and 2003.

8. Based on the work done and our examination of the financial statements of the Company and its consolidated financial statements for the years ended December 31, 2003 and 2002, on which we issued our qualified report dated March 8, 2004 due to the circumstances indicated in paragraphs 4 to 6 herein, we report that:

     a) The unaudited interim consolidated financial statements of Multicanal S.A. at June 30, 2004 and 2003, prepared in accordance with accounting principles generally accepted in the Autonomous City of Buenos Aires, consider all significant facts and circumstances which are known to us. We have no observations to make other than those indicated in paragraphs 3 to 6.

     b) The information included for comparative purposes in the consolidated balance sheets and in the supplementary notes to the attached financial statements is derived from the Company's accounting records at December 31, 2003.

9. The accompanying condensed consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.


Buenos Aires, Argentina                     PRICE WATERHOUSE & CO.
August 9, 2004
                                            by/s/Carlos A. Rebay    (Partner)
                                            ----------------------------------
                                            Carlos A. Rebay

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
                    (At June 30, 2004 and December 31, 2003)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)

                                                                                    June 30,             December 31,
                                                                              --------------------------------------------
                                                                                     2004                   2003
                                                                                  (Unaudited)
                                                                              --------------------------------------------
                                                                                                 $
                                                                              --------------------------------------------
                                 ASSETS
CURRENT ASSETS
Cash and banks...........................................................            217,889,636             187,475,744
Short-term investments (Note 3 (a)) .....................................                665,892                 450,952
Trade receivables (Note 3 (b))...........................................             16,435,152              15,527,882
Receivables from related parties.........................................             11,719,948              12,016,311
Other (Note 3 (c)).......................................................             57,996,775              46,926,992
                                                                              --------------------------------------------
         Total current assets............................................            304,707,403             262,397,881
                                                                              --------------------------------------------
NON-CURRENT ASSETS
Long-term investments (Note 3 (e)).......................................              6,133,377              11,996,007
Property and equipment, net (Note 4).....................................            461,649,907             495,848,975
Intangible assets (Note 5)...............................................             34,283,296              35,083,550
Goodwill (Note 3(f)).....................................................          1,174,817,804           1,172,682,439
Other (Note 3 (d)).......................................................            414,705,753             379,349,295
                                                                              --------------------------------------------
         Total non-current assets........................................          2,091,590,137           2,094,960,266
                                                                              --------------------------------------------
         Total assets ...................................................          2,396,297,540           2,357,358,147
                                                                              ============================================
                                LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities.................................            107,348,443              96,041,540
Short-term bank and financial debt (Notes 3 (g) and 7)...................          2,084,554,211           1,963,820,070
Acquisition related debt ................................................              5,500,543               8,158,497
Taxes payable............................................................             15,121,612              16,878,902
Debt with related parties................................................                 82,551                  20,458
Payroll and social security..............................................             10,283,417              11,643,677
Other (Note 3 (h)).......................................................              6,255,449               7,342,309
                                                                              --------------------------------------------
         Total current liabilities.......................................          2,229,146,226           2,103,905,453
                                                                              --------------------------------------------
NON-CURRENT LIABILITIES
Taxes payable............................................................                559,570                 684,715
Acquisition related debt ................................................                100,633                 100,633
Long-term bank and financial debt........................................                239,753                 239,753
Other (Note 3 (i)).......................................................             11,561,224              15,133,341
Provision for lawsuits and contingencies (Note 6 (c))....................             21,201,100              19,831,019
                                                                              --------------------------------------------
         Total non-current liabilities...................................             33,662,280              35,989,461
                                                                              --------------------------------------------
         Total liabilities...............................................          2,262,808,506           2,139,894,914
                                                                              --------------------------------------------
TEMPORARY TRANSLATION DIFFERENCES                                                      2,961,769               3,330,360
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..........................             27,850,099              31,476,831
SHAREHOLDERS' EQUITY (as per related statement)..........................            102,677,166             182,656,042
                                                                              --------------------------------------------
         Total liabilities, Temporary translation differences, Minority
         interest in consolidated subsidiaries and shareholders' equity..          2,396,297,540           2,357,358,147
                                                                              ============================================

   The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

                                 MULTICANAL S.A.

             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
            (For the six-month periods ended June 30, 2004 and 2003)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)

                                                                                             June 30,
                                                                            --------------------------------------------
                                                                                    2004                   2003
                                                                                 (Unaudited)           (Unaudited)
                                                                            --------------------------------------------
                                                                                                  $
                                                                            --------------------------------------------
Net revenues (Note 3 (j) ).............................................            266,208,265           245,009,666
Operating costs
  Direct operating expenses (Exhibit)..................................          (125,723,709)         (119,580,283)
  General and administrative expenses (Exhibit)........................           (31,981,885)          (31,423,646)
  Selling and marketing expenses (Exhibit).............................           (19,674,569)          (14,617,770)
  Depreciation and amortization........................................           (59,792,932)          (80,652,943)
                                                                            --------------------------------------------
Operating gain (loss) .................................................             29,035,170           (1,264,976)
Non-operating expenses
 Financial income / (expenses) and holding results, net
  On assets
    Result of exposure to inflation........................................                  -           (2,279,073)
    Exchange differences and results from conversion.......................          6,817,467          (32,416,620)
    Bank expenses..........................................................          (429,709)             (435,490)
    Holding gains/short-term investments...................................            120,544               363,548
    Interest...............................................................          1,193,016               685,583
  On liabilities
    Result of exposure to inflation........................................                  -             1,987,621
    Interest...............................................................      (100,937,195)          (96,667,145)
    Loan restatement ......................................................        (2,832,181)           (1,828,996)
    Exchange differences...................................................       (16,313,465)           361,061,976
    Tax on indebtedness....................................................                  -              (78,704)
    Tax on debits and credits to bank current accounts.....................        (3,307,267)           (2,388,935)
    Commissions............................................................       (19,546,941)          (16,821,124)
  Other non-operating (expenses) / income, net (Note 3 (k) )...........            (3,557,457)             6,621,038
                                                                            --------------------------------------------
(Loss) / gain before income taxes, minority interest and equity in the           (109,758,018)           216,538,703
  gains / (losses) of affiliated companies.............................
Income taxes and / or tax on minimum notional income...................             29,897,947           (1,968,566)
                                                                            --------------------------------------------
(Loss) / gain before minority interest and equity in the gains / (losses)         (79,860,071)           214,570,137
  of affiliated companies..............................................
Equity in the gains / (losses) of affiliated companies.................                471,153               139,551
Minority interest in results of consolidated  subsidiaries.............              (589,958)             (284,208)
                                                                            --------------------------------------------
Net (loss) / gain .....................................................           (79,978,876)           214,425,480
                                                                            ============================================
Weighted average number of shares......................................                (0.22)                  0.58
                                                                            ============================================
Net (loss) / gain per share............................................            371,635,103           366,821,037
                                                                            ============================================

   The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

                                 MULTICANAL S.A.

   UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
            (For the six-month periods ended June 30, 2004 and 2003)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter -
                       Note 2.2. -except number of shares)


====================================================================================================================================
                                                            SHAREHOLDERS' CONTRIBUTIONS
                                         ------------------------------------------------------------------
                            Number of
                            issued and
                            authorized
                             common                                  Additional
                            shares par    Share     Adjustments       paid-in      Merger     Irrevocable                 Legal
                            value Ps. 1  capital    to capital        capital      premium   contributions   Reserve     reserve
                          ----------------------------------------------------------------------------------------------------------
At January 1, 2003          366,821,037   366,821,037  469,187,808  1,052,448,962  33,930,620    4,814,066   64,519,465   6,356,401

Net gain for the period               -             -            -              -           -            -            -           -
                          ----------------------------------------------------------------------------------------------------------
At June 30, 2003            366,821,037   366,821,037  469,187,808  1,052,448,962 33,930,620     4,814,066   64,519,465   6,356,401
                          ==========================================================================================================
At January 1, 2004          371,635,103   371,635,103  469,187,808  1,052,448,962 33,930,620             -   64,519,465   6,356,401

Net loss for the period               -           -              -            -           -              -           -            -
                          ----------------------------------------------------------------------------------------------------------
At June 30, 2004            371,635,103   371,635,103  469,187,808  1,052,448,962 33,930,620             -   64,519,465   6,356,401
====================================================================================================================================


=======================================================




                              Retained
                              earnings       Total
                           (accumulated  shareholders'
                             deficit)      equity
                          ------------------------------
At January 1, 2003         (1,876,973,764)  121,104,595

Net gain for the period       214,425,480   214,425,480
                          ------------------------------
At June 30, 2003           (1,662,548,284)  335,530,075
                          ==============================
At January 1, 2004         (1,815,422,317)  182,656,042

Net loss for the period       (79,978,876)  (79,978,876)
                          ------------------------------
At June 30, 2004           (1,895,401,193)  102,677,166
========================================================


   The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statement

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
            (For the six-month periods ended June 30, 2004 and 2003)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)


                                                                                             June 30,
                                                                              ----------------------------------------
                                                                                      2004                2003
                                                                                  (Unaudited)         (Unaudited)
                                                                              ----------------------------------------
                                                                                                 $
                                                                              ----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) / gain for the period ..........................................        (79,978,876)        214,425,480
Adjustments to reconcile net (loss) gain  to net cash provided by operating activities:
   Accrued income tax......................................................        (29,897,947)          1,968,566
   Depreciation and disposal of fixed assets...............................          56,769,262         78,043,727
   Intangible assets amortization..........................................           3,023,670          2,609,216
   Equity in the (gains) losses of affiliated companies....................           (471,153)          (139,551)
   Loan restatement .......................................................           2,832,181          1,828,996
   Interest accrued on financial liabilities and acquisition of cable......         100,154,617         94,764,959
   Result from restatement of negotiable obligations......................           17,747,343      (350,635,146)
   Minority interest in results of consolidated subsidiaries...............             589,958            284,208
   Provision for lawsuits and contingencies................................           2,350,000            453,271
   Exchange difference in advances on purchase of investments..............                   -             19,146
   Result of exposure to inflation from bank and financial debt and
   acquisition related debt in Argentine pesos ............................                   -             33,423
   Result from holding of long-term investments............................             (1,071)              1,360
   Income tax paid.........................................................         (6,058,637)        (2,706,430)
Decrease (increase) in assets
   Trade receivables.......................................................           (907,270)          4,392,340
   Other current assets....................................................         (3,289,773)          4,909,274
   Other non-current assets................................................         (2,599,173)          2,657,894
   Receivables from related parties........................................             296,363        (1,375,753)
Increase (decrease) in liabilities
   Debt with related parties...............................................              62,093          (664,299)
   Other current and non-current liabilities...............................         (1,087,238)        (5,094,249)
   Accounts payable and accrued liabilities................................          11,306,903       (23,515,532)
   Payroll and social security.............................................         (1,360,260)        (1,200,052)
   Current and non-current taxes payable...................................         (4,699,146)        (4,278,671)
   Provision for lawsuits and contingencies................................           (979,919)          (767,076)
   Temporary translation differences ......................................         (3,008,921)         11,006,608
                                                                              ----------------------------------------
Cash provided by operations................................................          60,793,006         27,021,709
                                                                              ----------------------------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and disposals       (21,951,197)        (7,783,927)
Dividends received.........................................................             784,000                  -
(Acquisitions)/Sales of cable systems and subscribers and (increase)
  decrease in goodwill and intangible assets...............................         (1,965,429)          (756,469)
                                                                              ----------------------------------------
Cash used in investment activities.........................................        (23,132,626)        (8,540,396)
                                                                              ----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of acquisition related debt.....................................         (2,802,066)        (1,951,347)
Increase of minority interest in consolidated subsidiaries.................         (4,229,482)        (1,065,431)
                                                                              ----------------------------------------
Cash used in financing activities..........................................         (7,031,548)        (3,016,778)
                                                                              ----------------------------------------
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS.........................          30,628,832         15,464,535
Cash and cash equivalents at the beginning of period.......................         187,926,696        107,023,972
                                                                              ----------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD ............................         218,555,528        122,488,507
                                                                              ----------------------------------------

   The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
         (For the six-month period ended June 30, 2004 and comparatives)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)

NOTE 1 - BUSINESS AND FORMATION OF THE COMPANY

(a) Business

Multicanal S.A. (the "Company" or "Multicanal"), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders' contributions.

(b) Formation of the Company

On January 1, 2001 the Company carried out a business reorganization process through which it absorbed Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Television por Cable S.A. and Cable Vision Corrientes Sociedad Anonima, which were dissolved without being liquidated. In its capacity as the absorbing company, the Company continued with the operations of the absorbed companies. As a result of the merger, the Company increased its capital stock by $ 867,810, i.e. from $ 365,953,227 to $ 366,821,037, through the issuance of 867,810 ordinary, nominal and non-endorsable Class A shares of $ 1 par value and 5 votes each, delivered to Grupo Clarin S.A. in lieu of 16,303,000 ordinary, nominal and non-endorsable shares held in Plataforma Digital S.A.

As the Company is a publicly held corporation, on April 11, 2001 an application was filed with the Comision Nacional de Valores (National Securities Commission or the "CNV") for administrative approval of such business reorganization process, as required by applicable regulations. After obtaining evidence of registration of the reorganization procedures, the CNV will submit the file to the Superintendency of Corporations for registration.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The unaudited interim consolidated financial statements include accounts of Multicanal and the following subsidiaries:

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
         NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)


                                                     % of capital and votes held by
                                                               Multicanal
                                                      June 30,           December 31,
                                                ------------------------------------------
                                                        2004                 2003
                                                ------------------------------------------
                                                                    %
                                                ------------------------------------------
Subsidiaries
  Telesur Teledifusora Rio Cuarto S.A.                 100.00               100.00
  Delta Cable S.A.                                      84.00                84.00
  TV Cable San Francisco S.A.                          100.00               100.00
  A.V.C. Continente Audiovisual S.A.                    90.00                90.00
  Televisora Privada del Oeste S.A.                     51.00                51.00
  Pem S.A.                                             100.00               100.00
  CV Berazategui S.A.                                   70.00                70.00
  San Lorenzo T.V. Cable S.A.                          100.00               100.00
  La Capital Cable S.A.                                 50.00                50.00
  Chaco Cable Color S.R.L. (1)                         100.00               100.00
  Teledifusora San Miguel Arcangel S.A.                 50.10                50.10
  Tevemundo S.A.                                       100.00               100.00
  Cable Imagen S.R.L. (1)                              100.00               100.00
  Television Dirigida S.A.E.C.A.                        89.39                89.39
  Cablevision Comunicaciones S.A.E.C.A.                 89.81                89.81
  Tres Arroyos Televisora Color S.A.                    72.99                71.06
  Wolves Television S.A.                               100.00               100.00
  Adesol S.A.                                          100.00               100.00
  Cable Video Sociedad Anonima                         100.00               100.00
  Dorrego Television S.A.                              100.00               100.00
  Cable Video Sur S.R.L.                               100.00               100.00


(1) Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

The financial statements for the six-month periods ended on June 30, 2004 and 2003 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results for each period. The results for the six-month periods ended on June 30, 2004 and 2003 do not necessarily reflect the proportion of Company's results for the full years.

2.2. Recognition of the effects of inflation

The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No.3/2002 issued by CPCECABA and the Resolution No. 415/02 issued by CNV, recognition of the effects of inflation has been reestablished, considering that the accounting measurements restated by changes in the purchasing power of the currency until August 31, 1995, as well as those arising between that date and December 31, 2001, are stated in currency as of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 which establishes that the financial statements for years ending as from that date should be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. This deviation has not had a material effect on these financial statements.

The company has followed the method of restatement established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences, including the modifications made by Technical Pronouncement No. 19 of that organization, in turn approved and modified by Pronouncement CD 262/01 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

2.3.   Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles ("GAAP") and the requirements of the CNV and are presented in Argentine pesos ("Ps."). Technical Pronouncement No. 21 approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") took effect for fiscal years commencing as from April 1, 2003. However, in General Resolution No. 459/04, the CNV extended application to fiscal years commencing on April 1, 2004, permitting advance application. This option, however, has not been adopted by the Company.

The Company has maintained the same disclosure criteria used in previous years in relation to this matter, and will adopt the new accounting standards when so required by the control authorities.

Certain reclassifications and additional disclosures have been included in these unaudited interim consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These unaudited interim consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission ("SEC") or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.4. Comparative financial statements

Certain reclassifications have been included in the financial statements at December 31, 2003 and for the period ended on June 30, 2003 which are presented for comparative purposes.

2.5.  Valuation criteria

The principal valuation criteria used in the preparation of these unaudited interim consolidated financial statements are as follows:

(a)   Cash and Banks

Cash on hand was recorded at face value.

(b)   Foreign currency

 Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at period-end exchange rates.

 The financial debt incurred by the Company in the issuance of negotiable obligations has been valued according to a conservative criterion, as mentioned in the preceding paragraph. Notwithstanding this, the Company reserves the right to consider that debt pesified, as stated in its submission of the legal proceeding to seek approval of the acuerdo preventivo extrajudicial (the "APE") (See Note 13).

 (c)  Short-term investments

Time deposits were valued according to the amount deposited at the time of the transaction plus accrued financial interest based on the internal rate of return determined at that time. Mutual investment funds were valued at their quotation value at each period-end.

(d)   Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the estimated cash value at the time of the transaction plus interest and implicit financial components accrued based on the internal rate of return determined at such time.

Trade receivables include an allowance for doubtful accounts, which is considered to be sufficient to absorb future losses due to uncollectible loans.

(e) Financial receivables and payables

Financial receivables and payables were valued based on the sums of money disbursed and collected, respectively, plus financial results accrued based on the rate estimated at that time.

(f) Other receivables and payables

Sundry receivables and payables were valued based on the best estimates of the amounts receivable and payable, respectively.

(g) Long-term investments

Long-term investments in subsidiaries and related companies were valued by the equity method of accounting.

The professional accounting standards used by the subsidiaries and related companies for the preparation of its financial statements are the same as those used by the Company. In the event of differences, the corresponding adjustments were made.

Foreign companies: Cable Vision Comunicaciones S.A.E.C.A., Television Dirigida S.A.E.C.A., Orange Television Productions S.A., Cablepar S.A. and Adesol S.A. were classified as not integrated with the operations of the Company as these companies generate revenue, incur expenses and obtain financing in their countries of incorporation. On October 1, 2003, Orange Television Productions S.A. and Cablepar S.A. merged into Cable Vision Comunicaciones S.A.E.C.A.

On August 25, 2003, the controlled company Bridge Management Holdings Corp. was dissolved and, therefore, its assets and liabilities were assigned to Multicanal, as its sole shareholder. Until August 25, 2003 the operations carried out by Bridge Management Holdings Corp. were recognized on a consolidated basis with the Company's operations, as established by Technical Pronouncement No. 18.

The financial statements of the foreign companies that are not integrated, were translated into pesos at the rates of exchange prevailing at the end of the period. The exchange differences generated by that translation were charged to "Temporary translation differences" between liabilities and shareholders' equity and totaled $ 4,237,156 at June 30, 2004.

Long-term investments in companies in which no significant control or influence is exercised were valued at their restated acquisition cost following the guidelines mentioned in Note 2.2.

(h) Property and equipment

Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.2., net of accumulated depreciation.

Depreciation was calculated by the straight-line method based on the estimated useful lives of the assets, using annual rates sufficient to extinguish asset values by the end of their useful lives.

Aggregate assets value does not exceed their economic value to the business at the end of the period.

(i) Intangible assets

Intangible assets are basically represented by exploitation rights, concessions, purchase value of the subscriber portfolio, etc. and were valued at restated cost following the guidelines indicated in Note 2.2., net of accumulated amortization.

Amortization was computed by the straight-line method, based on an estimated useful life of between 5 and 20 years.

Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the period.

(j)  Goodwill

Goodwill represents the higher value disbursed on the corresponding proportional equity value of the investments. Goodwill was restated following the guidelines indicated in Note 2.2.

Until December 31, 2002, amortization was computed over twenty years as from the month of origin. As from January 1, 2003, the Company adopted the criterion of discontinuing amortization applying the criterion established by Technical Pronouncement No. 17, as it considered it had unspecified useful life directly related to the Company's business.

The Company regularly evaluates goodwill for recoverability based on estimates and the evaluation of available information at the date of issue of the financial statements. It is estimated that at the end of the period the aggregate value of goodwill, net of the allowance recorded, is lower than recoverable value.

(k) Income Tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

To determine deferred tax assets and liabilities the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and the tax loss carryforwards, observing the regulations in effect at the date of issue of these unaudited interim consolidated financial statements.

Since it is unlikely that future taxable income will absorb part of net assets timing differences and tax loss carryforwards, the Company has recorded an impairment on net asset timing differences and has not recognized the tax loss carryforwards that it estimates will not be absorbed.

The Company has analyzed the recoverability of the net deferred tax asset determined at June 30, 2004 based on its current business plans and has therefore recorded the net asset timing differences and loss carry-forwards it expects to offset in future fiscal years.

As established by CNV regulations, deferred tax assets and liabilities were not discounted. This criterion is not in line with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted, however, at June 30, 2004, this deviation has not had a material impact on these financial statements.

(l) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current rate (1%) on computable assets at the end of the year. This tax complements income tax. The tax obligation of the Company during each year will be determined by the higher of the two taxes. However, if in a given year minimum notional income tax exceeds income tax, that amount in excess can be computed as payment on account of income tax determined in the following ten years.

In May 2001 the Company was included in the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). For this reason, the Company was exempt from this tax until December 31, 2002.

(m) Provision for lawsuits and contingencies

A provision has been set up to cover potential labor, commercial, tax and other types of contingencies that could generate liabilities for the Company. The opinion of the Company's legal counsel has been taken into account for purposes of calculation of the amount and likelihood of occurrence.

(n) Shareholders' equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

The "share capital" account has been stated at its historical nominal value. The difference between the capital stock stated in constant currency and the capital stock stated in historical nominal value has been disclosed under the "adjustments to capital" account, in the shareholders' equity.

(o) Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company's revenues are presented net of the allowance for doubtful accounts.

(p) Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(q) Programming rights

Programming rights pending invoicing at the period-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(r) Employee severance indemnities

Severance pay is expensed at the time of payment.

(s) Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
         NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)

NOTE 3  -    ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF
             OPERATIONS ACCOUNTS



                                                                                  June 30,         December 31,
                                                                              ------------------------------------
                                                                                    2004               2003
                                                                                 (Unaudited)
                                                                              ------------------------------------
                                                                                              $
                                                                              ------------------------------------
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a)  Short-term investments
    Money market instruments...........................................               36,089            36,385
    Time deposits......................................................              173,970           173,845
    Other..............................................................              455,833           240,722
                                                                              ------------------------------------
                                                                                     665,892           450,952
                                                                              ====================================

(b) Trade receivables
       From subscriptions..............................................           24,084,129        25,229,019
       From advertising................................................           10,858,451         9,212,702
       Notes receivable................................................               12,536            15,628
       From new businesses.............................................            1,006,217           794,041
       Credit cards....................................................            2,914,933         3,354,466
       From assurance..................................................            3,119,585         2,939,314
       Other...........................................................               60,306           379,051
    Allowance for doubtful accounts (Note 6 (a))
       From subscriptions..............................................         (19,607,892)      (20,285,188)
       From advertising................................................          (5,612,954)       (5,710,992)
       From new businesses.............................................            (400,159)         (400,159)
                                                                              ------------------------------------
                                                                                  16,435,152        15,527,882
                                                                              ====================================
(c) Other
    Advances to suppliers...................................................       5,987,399           791,057
    Receivables from minority shareholders..................................         134,206           520,326
    Tax advances............................................................       3,168,810         3,406,427
    Deposits in guarantee...................................................         537,338           555,334
    Other receivables.......................................................       9,860,807         9,004,290
    Debtors in litigation...................................................         405,299               327
    Prepaid expenses........................................................       8,524,787         5,446,394
    Advances to employees...................................................         302,178           309,154
    Judicial deposits ......................................................      12,833,710        14,361,063
    Dividends receivable ...................................................       1,764,000                 -
    Other...................................................................      14,478,241        12,532,620
                                                                             -------------------------------------
                                                                                  57,996,775        46,926,992
                                                                             =====================================

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
         NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)



                                                                                 June 30,         December 31,
                                                                             -------------------------------------
                                                                                   2004               2003
                                                                                (Unaudited)
                                                                             -------------------------------------
                                                                                               $
                                                                             -------------------------------------
NON-CURRENT ASSETS
(d) Other
    Prepaid  expenses.......................................................      20,851,385         22,561,980
    Net deferred tax assets.................................................     385,862,088        352,245,799
    Tax advances............................................................       7,847,155          4,396,391
    Deposits in guarantee...................................................         145,125            145,125
                                                                             -------------------------------------
                                                                                 414,705,753        379,349,295
                                                                             =====================================

(e) Long-term investments
       Investments in companies carried under the equity method
           (Note 10)........................................................       5,322,479          7,286,400
       Advances for the purchase of companies...............................       6,866,000          6,785,500
     Provision for recovery of investments (Note 6 (d)) ....................     (6,716,000)         (6,635,500)
       Investments in companies carried at cost ............................         660,898          4,559,607
                                                                             -------------------------------------
                                                                                   6,133,377         11,996,007
                                                                             =====================================
(f)  Goodwill
        Original Value......................................................   2,600,612,560      2,597,016,094
        Accumulated amortization ...........................................   (851,635,954)       (850,174,853)
                                                                             -------------------------------------
                                                                               1,748,976,606      1,746,841,241
        Allowance for impairment of Goodwill (Note 6 (e)) ..................   (574,158,802)       (574,158,802)
                                                                             -------------------------------------
                                                                               1,174,817,804      1,172,682,439
                                                                             =====================================
CURRENT LIABILITIES
(g) Short-term bank and financial debt
    Overdraft facilities....................................................          57,144             57,144
    Corporate Bonds
       Capital..............................................................   1,503,241,920      1,490,545,620
       Interests payable....................................................     504,055,840        400,378,043
    Loans
       Capital..............................................................      44,601,647         44,601,647
       Interests payable and restatements...................................      32,597,660         28,237,616
                                                                             -------------------------------------
                                                                               2,084,554,211      1,963,820,070
                                                                             =====================================
(h)  Other
     Other provisions.......................................................         691,341            736,009
     Debt with minority shareholders........................................         259,704            244,646
     Dividends payable......................................................       2,467,906          2,347,300
     Sundry creditors.......................................................         237,174            545,052
     Other..................................................................       2,599,324          3,469,302
                                                                             -------------------------------------
                                                                                   6,255,449          7,342,309
                                                                             =====================================

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
         NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)


                                                                                 June 30,         December 31,
                                                                             -------------------------------------
                                                                                    2004              2003
                                                                                (Unaudited)
                                                                             -------------------------------------
                                                                                               $
                                                                             -------------------------------------
NON-CURRENT LIABILITIES
 (i) Other
     Investments in companies carried under the equity method - Fintelco
      S.A. (Note 10)........................................................      11,304,107         14,875,850
     Other..................................................................         257,117            257,491
                                                                             -------------------------------------
                                                                                  11,561,224         15,133,341
                                                                             =====================================

                                                                                           June 30,
                                                                             -------------------------------------
                                                                                   2004               2003
                                                                                (Unaudited)       (Unaudited)
                                                                             -------------------------------------
                                                                                              $
                                                                             -------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS
(j)  Net revenues
    Gross sales
      From subscriptions....................................................     258,939,214       225,393,771
      From advertising......................................................      5,517,534          4,202,530
       Other................................................................       3,655,715        17,417,570
    Allowance for doubtful accounts
      From subscriptions....................................................     (1,906,795)       (1,994,385)
      From advertising - recovery...........................................           2,597           (9,820)
                                                                             -------------------------------------
                                                                                 266,208,265       245,009,666
                                                                             =====================================
(k) Other non-operating income / (expenses), net
    Provision for lawsuits and contingencies................................     (2,350,000)         (453,271)
    Indemnification paid....................................................       (518,000)                 -
    Indemnification collected...............................................               -         1,571,916
    Uncollectibility of other receivables...................................               -          (73,582)
    Other...................................................................       (689,457)         5,575,975
                                                                             -------------------------------------
                                                                                 (3,557,457)         6,621,038
                                                                             =====================================

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
         NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)

NOTE 4 - PROPERTY AND EQUIPMENT

                                                                       June 30, 2004
                                        ---------------------------------------------------------------------------
                                           Original value        Accumulated        Net book value       Assets
                                                                 depreciation                         lives years
                                        ---------------------------------------------------------------------------
                                             (Unaudited)          (Unaudited)         (Unaudited)
                                        -------------------------------------------------------------
                                                                          $
                                        -------------------------------------------------------------
Installations, external wiring and
  transmission equipment.........              1,453,103,041     (1,119,005,133)         334,097,908      10
Properties.......................                121,635,410        (46,719,707)          74,915,703      50
Computer equipment...............                 67,643,932        (61,103,630)           6,540,302      5
Furniture, fixtures and tools....                 53,674,520        (50,146,346)           3,528,174      10
Vehicles.........................                 30,219,185        (27,229,196)           2,989,989      5
Materials, net of provision for
  obsolescence of materials......                 33,278,879                   -          33,278,879      -
Work in progress.................                  5,321,043                   -           5,321,043      -
Advances to suppliers............                    977,909                   -             977,909      -
                                        -------------------------------------------------------------
         Total...................              1,765,853,919     (1,304,204,012)         461,649,907
                                        =============================================================

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
         NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)


                                                                    December 31, 2003
                                        ---------------------------------------------------------------------------
                                          Original value         Accumulated        Net book value       Assets
                                                                depreciation                          lives years
                                        ---------------------------------------------------------------------------
                                                                         $
                                        -------------------------------------------------------------
Installations, external wiring and
transmission equipment...........             1,414,541,121      (1,073,969,643)         340,571,478      10
Properties.......................               119,919,321         (43,448,764)          76,470,557      50
Computer equipment...............                63,889,233         (59,143,983)           4,745,250      5
Furniture, fixtures and tools....                53,295,943         (49,523,044)           3,772,899      10
Vehicles.........................                29,896,109         (27,757,101)           2,139,008      5
Materials, net of provision for
  obsolescence of materials......                57,212,629                    -          57,212,629      -
Work in progress.................                 9,088,949                    -           9,088,949      -
Advances to suppliers............                 1,848,205                    -           1,848,205      -
                                        -------------------------------------------------------------
         Total...................             1,749,691,510      (1,253,842,535)         495,848,975
                                        =============================================================

The consolidated net additions of fixed assets for the six-month periods ended June 30, 2004 and 2003 amounted to Ps 21,951,197 and Ps 7,783,927, respectively.

The consolidated depreciation of property and equipment for the six-month periods ended June 30, 2004 and 2003 amounted to Ps. 56,769,262 and Ps 78,043,727, respectively.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
         NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)

NOTE 5 - INTANGIBLE ASSETS

                                                                            June 30, 2004
                                                    ---------------------------------------------------------------
                                                                                Accumulated
                                                        Original value         amortization       Net book value
                                                    ---------------------------------------------------------------
                                                         (Unaudited)            (Unaudited)         (Unaudited)
                                                    ---------------------------------------------------------------
                                                                                  $
                                                    ---------------------------------------------------------------
Purchased subscribers..........................           27,678,117              (11,927,392)        15,750,725
Others.........................................           50,958,027              (32,425,456)        18,532,571
                                                    ---------------------------------------------------------------
         Total.................................           78,636,144              (44,352,848)        34,283,296
                                                    ===============================================================

                                                                           December 31, 2003
                                                     ---------------------------------------------------------------
                                                                                 Accumulated
                                                       Original value           amortization       Net book value
                                                     ---------------------------------------------------------------
                                                                                    $
                                                     ---------------------------------------------------------------
Purchased subscribers...........................           27,678,117              (11,212,372)        16,465,745
Others..........................................           48,986,577              (30,368,772)        18,617,805
                                                     ---------------------------------------------------------------
         Total..................................           76,664,694              (41,581,144)        35,083,550
                                                     ===============================================================

The consolidated amortization of intangible assets for the six-month periods ended June 30, 2004 and 2003 amounted to Ps. 3,023,670 and Ps. 2,609,216, respectively.



NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)      Allowance for doubtful accounts

                                      June 30,    December 31,     June 30,     December 31,    June 30,      December 31,
                                    ----------------------------------------------------------------------------------------
                                        2004          2003           2004           2003          2004            2003
                                    (Unaudited)                   (Unaudited)                  (Unaudited)
                                    ----------------------------------------------------------------------------------------

                                         From subscriptions            From advertising             From new businesses
                                    ----------------------------------------------------------------------------------------
                                                                               $
                                    ----------------------------------------------------------------------------------------
Balance at the beginning of the
period / year.....................    20,285,188    22,251,308     5,710,992       6,437,303       400,159         403,123

Increase / (Decrease) (recorded
as loss)..........................    1,906,795     2,499,494         2,597         (18,215)            -               -

(Write-off) (*)...................   (2,584,091)   (4,465,614)     (100,635)       (708,096)            -          (2,964)
                                    ------------- ------------- --------------- ------------- --------------- --------------

Balance at the end of the period
/ year............................   19,607,892    20,285,188     5,612,954       5,710,992       400,159         400,159
                                    ============= ============= =============== ============= =============== ==============

(*) Includes result of exposure to inflation.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
         NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)


(b) Provision for obsolescence of materials
                                                                                        June 30,        December 31,
                                                                                     ----------------------------------
                                                                                          2004              2003
                                                                                       (Unaudited)
                                                                                     ----------------------------------
                                                                                                      $
                                                                                     ----------------------------------
Balance at the beginning of the period / year...................................        11,146,358       11,084,790
Increase (Decrease).............................................................            (2,558)          61,568
                                                                                     ----------------------------------
Balance at the end of the period / year.........................................        11,143,800       11,146,358
                                                                                     ==================================

(c) Provision for lawsuits and contingencies
                                                                                        June 30,        December 31,
                                                                                     ----------------------------------
                                                                                          2004              2003
                                                                                       (Unaudited)
                                                                                     ----------------------------------
                                                                                                      $
                                                                                     ----------------------------------
Balance at the beginning of the period / year...................................        19,831,019     18,495,701
Increase (recorded as loss).....................................................         2,350,000      3,824,685
Decrease of provision (*).......................................................          (979,919)    (2,489,367)
                                                                                     ----------------------------------
Balance at the end of the period / year.........................................        21,201,100     19,831,019
                                                                                     ==================================
(*) Includes result of exposure to inflation.


(d) Provision for recovery of investments
                                                                                        June 30,        December 31,
                                                                                     ----------------------------------
                                                                                          2004              2003
                                                                                       (Unaudited)
                                                                                     ----------------------------------
                                                                                                      $
                                                                                     ----------------------------------
Balance at the beginning of the period / year...................................         6,635,500        7,576,714
Decrease of provision (*).......................................................            80,500         (941,214)
                                                                                     ----------------------------------
Balance at the end of the period / year.........................................         6,716,000        6,635,500
                                                                                     ==================================
(*) Includes result of exposure to inflation and exchanges differences.


Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
         NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.2)

NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated through application of the Reference Stabilization Coefficient ("CER"), the Company's financial debt is as follows:


(a) US$ 125 million 9 1/4 % Notes due 2002 and US$ 125 million 10 1/2 % Notes due 2007

On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9 1/4 % Notes due 2002 and the US$ 125 million 10 1/2 % Notes due 2007 (collectively, the "Notes"), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Rio de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the "1995 Loan Facility") and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC, and the Company concluded exchange offers involving those obligations on August 3, 1997 and September 4, 1998.

(b) Establishment of a Medium-Term Note Program of up to US$ 350,000,000

During the Ordinary Shareholders' Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the "Program") for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the Buenos Aires Stock Exchange ("BCBA").

(i) Issue of US$ 150 million Series C 10 1/2 % Notes due 2018

    On March 10, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10 1/2 % Notes due 2018 (the "Series C Notes"). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10 1/2 % payable semi-annually.

    The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

    The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

    On September 4, 1998, the Series C Notes were registered with the SEC, and the Company's exchange offer related to the Series C Notes was concluded on October 6, 1998.

(c) Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company's shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the over-the-counter market ("MAE"), respectively, approved the abovementioned increase.

Subsequently, on January 19, 1999, the Company's shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000. On March 31, April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

   (i) Issue of US$ 175 million Series E Notes due 2009

       In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program.

       The principal amount of the Series E Notes totals US$ 175 million and matures on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004. If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any, which could be claimed through the repayment date. The Notes bear interest at the rate of 13.125%, payable semi-annually.

       The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

       The listing and negotiation of the Series E Notes were authorized by the BCBA and the MAE on April 14 and 15, 1999, respectively.

       The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

       On September 13, 1999, the Series E Notes due 2009 were registered with the SEC, and the Company's exchange offer related to the Series E Notes was concluded on October 21, 1999.

  (ii) Issue of US$ 144 million Series J Floating Rate Notes due 2003

       On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

       The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor plus 5 1/2 %. Interest is payable on a quarterly basis.

       On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company's obligations corresponding to such Notes.

       Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period and that the balances resulting from the sale of its investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.

Repurchases

During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000. Consequently, the principal balance after such repurchases was as follows: Notes due 2002, US$ 96.7 million; Notes due 2007, US$ 98.8 million; Series C Notes, US$ 37.6 million; Series E Notes, US$ 130.8 and Series J Notes, US$ 144 million.


Deferred Payments

On February 1, 2002, the Company deferred the payment of principal and interest on its 9 1/4 % Notes due 2002 and interest on its 10 1/2 % Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note
12. Subsequently on February 26, 2002, the Company deferred the payment of interest on its Series J Floating Rate Notes due 2003.

On April 15, 2002, the Company deferred payments of interest on its Series C 10 1/2 % Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

On June 4, 2002, the Company announced the designation of JP Morgan Securities Inc. as financial advisor, to assist it in designing alternative means of discharging the deferred payments. As agreed, the fees and total costs in relation to the restructuring process will depend on the result finally achieved.


Proposal for the restructuring of the financial debt

On January 31, 2003 the Company launched an offer to purchase (the "Cash Tender Offer") its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt").

On February 7, 2003, as a second stage of the restructuring process the Company announced that it was soliciting (the "APE Solicitation") from holders of Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an APE which was successively extended until December 12, 2003, date on which the offer was closed, the Company having accepted it.

On July 25, 2003 the Company publicly announced the amendment of its Cash Tender Offer (the "Cash Tender Offer", as amended, the "Cash Option Solicitation") and the APE Solicitation as a result of the requests made by its creditors, including an increase in the consideration offered to the holders of the Existing Debt that participate in the APE Solicitation, modification of the minimum participation requirements of the APE Solicitation, modification of certain conditions precedent of the APE Solicitation and the Cash Option Solicitation and inclusion of the cash payment pursuant to the Cash Option Solicitation as an option in the APE Solicitation.

On December 10, 2003 a meeting of holders of all series of Existing Negotiable Obligations was held, the call of which was resolved by the Federal Court of Original Jurisdiction dealing with Commercial Matters No. 4, Clerk's Office 8, of the City of Buenos Aires, Argentina (the "Argentine Court"), as called for by
Section 45 bis of Law 24522 (LCQ). Holders of Existing Negotiable Obligations who voted for the Company's APE at that meeting, together with the holders of Bank Debt who had agreed to assume obligations under the APE, represented approximately 67.61% of the amount of the Existing Debt at June 30, 2003, for purposes of determining the degree of acceptance of the Company's APE. On December 17, 2003, after the filing made by the Company, the Argentine Court considered the requirements for the order for relief of APE to have been met and ordered the publication of the notices prescribed by Section 74 of the LCQ for filing opposition. The Company published those notices on December 31, 2003 and the time frame given to creditors for filing opposition to the APE expired on February 13, 2004.

On April 14, 2004 the Company was notified of the contents of the court ruling issued in the case captioned "Multicanal S.A. s/Acuerdo Preventivo Extrajudicial" under the jurisdiction of the National Court of First Instance on Commercial Matters No. 4, Clerk's Office No. 8, rejecting the claims filed and confirming the APE filed by the Company.

Furthermore, persons present at the meeting held on December 10, 2003 under the provisions of Section 45 bis of the Argentine Insolvency Law, who voted against or abstained from voting, as well as those who were absent, within 30 days from the last publication of legal notices (to be carried out for the term and in the locations noted for the meeting held under Section 45 bis of the Argentine Insolvency Law) were required to exercise the right granted to the rest of the creditors to elect among the three options presented, under the same conditions as those who had already made such election directly with the debtor; provided that in the case of silence such creditor's holdings shall be allocated to the Available Options (as such term is defined in the APE).

Three of the claimants appealed the court ruling approving the APE. The Company cannot ensure that the ruling approving the APE will be confirmed by National Court of Appeals on Commercial Matters (the "Court of Appeals").

If the Court of Appeals confirms the APE issued by the Court of original jurisdiction, subject to allocation as established in the APE, each holder of the Company's Existing Debt that elected to participate in the Cash Option Solicitation will receive a cash payment of US$ 300 per US$ 1,000 of principal of Existing Debt. Furthermore, each holder that accepts the APE Solicitation will receive for each US$ 1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, either:

     (i) U.S.$ 1,050 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or

     (ii) U.S.$ 440 principal amount of either (A) the Company's 7% 7-Year Notes (the "7- Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 641 of the Company's class C shares of common stock (the "Class C Shares").

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE.

The Company is seeking to (i) reacquire approximately US$ 125 million of the principal amount of the Existing Debt with an aggregate cash payment of US$ 37.5 million, (ii) exchange approximately U.S.$ 76.5 million principal amount of its Existing Debt for U.S.$ 80.3 million of 10-Year Notes, (iii) exchange approximately U.S.$ 143.0 million principal amount of its Existing Debt for U.S.$ 143.0 million of its 7-Year Notes and (iv) capitalize approximately U.S.$
181.9 million principal amount of its Existing Debt. The rest of the conditions of the restructuring were included in the APE Solicitation.


NOTE 8 - SHAREHOLDERS' CAPITAL

As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 (b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarin S.A. in exchange for the shares held by it in Plataforma Digital S.A. This capital increase is pending registration.

The dissolution of Multicanal Holding LLC was registered with the Secretary of State of the State of Delaware on June 2, 2003 in line with the Operating Agreement signed at the time of the Company's creation, and its shareholders contributed to Grupo Clarin S.A. the shares Multicanal Holding LLC held in the Company, as a result of which Grupo Clarin S.A. increased its participation in the Company.

Furthermore, on August 8, 2003, the Shareholders' Meeting of the Company resolved to increase the corporate capital by $ 4,814,066, through the capitalization of all irrevocable contributions recognized. Thus, the capital was increased to $ 371,635,103 through the issuance of 2,629,140 ordinary registered non-endorsable Class A shares with a par value of $1 each and entitled to five votes per share, delivered to Grupo Clarin S.A., and 2,184,926 ordinary registered non-endorsable Class B shares with a par value of $1 each and entitled to one vote per share, of which 654,438 correspond to Grupo Clarin S.A. and 1,530,488, to Arte Grafico Editorial Argentino S.A. This capital increase is pending registration.

As mentioned in Note 14, on May 7, 2004 the shareholders of the Company decided to increase the capital stock through the contribution made by the controlling shareholder, Grupo Clarin S.A., amounting to US$ 15,000,000 and the capitalization of the financial debt offered, subject to confirmation by the Court of Appeals of the judgment approving the APE.

As a result, the shares of the Company are currently held as follows:

=========================================================================================================
                                                        Number of shares
                                       ------------------------------------------------------------------
              Shareholder               Class A            Class B            Total          % Holding
---------------------------------------------------------------------------------------------------------
Grupo Clarin S.A.                    202,963,617       50,521,104  (1)     253,484,721 (2)      68.21
Arte Grafico Editorial Argentino S.A.          -      118,150,382          118,150,382          31.79
                                     --------------------------------------------------------------------
Total                                202,963,617      168,671,486          371,635,103         100.00
=========================================================================================================

(1) On March 30, 2001, the Company's Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarin S.A., as collateral for Video Cable Comunicacion S.A.'s deferred taxes in the amount of Ps. 2,982,126 and Ps. 3,055,166 corresponding to investments made in Sierras de Mazan S.A. In addition, in line with the Administracion Federal de Ingresos Publicos (Tax Authority or the "AFIP") General Resolution No. 846, the Company set up a pledge in its favor on 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP.

     On January 24, 2002 the Board of Directors of the Company authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 463,620 made by Video Cable Comunicacion S.A. in Sierras de Mazan S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 2,704,095 made by Enequis S.A. in Sierras de Mazan S.A.; and (iii) 1,299,498 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure Ps. 1,637,355, i.e. the total amount of the debt deferred by Cable Video Sociedad Anonima in Valle del Tulum S.A. Those shares were pledged as collateral in favor of the AFIP through BankBoston N.A. On January 13, 2004, the AFIP decreed the release of guarantees for tax deferrals made by Enequis S.A. and Video Cable Comunicacion S.A. on investments in Sierras de Mazan S.A. With regard to Cable Video Sociedad Anonima, the AFIP has not yet ordered the release of guarantees at Valle del Tulum S.A.

(2) Of this holding, 40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares are pledged in favor of Telefonica de Contenidos S.A. Unipersonal.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company renegotiated the purchase of the subscribers, and the assets and liabilities of the Paraguayan companies. So far, US$ 2,300,000 corresponding to the payment on account of the total price has been paid.

The final agreement was not signed due to the seller's failure to comply with its obligations. The seller signed a promissory note amounting to US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction. As a result of the seller's non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

On November 30, 2003, the Civil and Commercial Court of Appeals, Panel 4, ordered that the injunction be discharged. This decision was final and binding, but the records of the case remained at the Panel for purposes of the assessment of attorneys' fees.

Therefore, the case will be remanded to the trial court, where it will be prosecuted according to its status. The Company is unable to assure that it will collect the amount due once the injunction has been lifted

(ii) Sale of assets and rights in DirecTV Latin America, LLC.

On August 24, 2001, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for US$ 150,000,000.

The Company received the full purchase price upon the execution of the transfer agreement.

The Company reserved the right, subject to certain conditions, to indirectly repurchase the assets sold. This option expired on November 10, 2003 and was not excercised by the Company.

(iii) Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. Jose Maria Saenz Valiente (h). The Company was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if the Company were to fail to pay the consecutive monthly installments.

Additionally, on the same date, a beneficial interest on the mentioned shares, was set up in favor of the Company, for the earlier of 10 years or the Trust life.

As of December 2003, the trustee transferred 2,315 shares to the Company under the Trust Agreement. The participations after the transfer are as follows: the Company owns 17,055 shares representing 71.06% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 6,945 shares representing 28.94% of the capital stock.

(iv) Acquisition of Telemas S.A. Renegotiation of payment of the price balance

On May 2, 1997, through its wholly-owned subsidiary Adesol S.A., the Company acquired 75% of Telemas S.A., a company that provides programming and management services to UHF systems and another seven cable operators in Uruguay. On July 15, 1999 the Company established that Adesol S.A. would acquire the remaining 25% of Telemas S.A. and agreed to pay US$ 12.4 million in six half-yearly installments, the first four of which were paid on December 15, 1999, June 15 and December 15, 2000 and June 15, 2001 (payment corresponding to December 31, 2001 had been made in advance). The amount of the final installment due on June 15, 2002 was renegotiated, being payable in 24 installments from July 2002. In accordance with an addendum dated November 2002, the Company and Adesol S.A. partially renegotiated their financing obligations with maturities from October 2002 through March 2003, reducing the amount of the installments and adding a final installment corresponding to the difference. The restriction on the sale of Adesol S.A. and Telemas S.A. will continue to be in effect until those installments have been settled. On June 23, 2003 the Company and Adesol renegotiated the financial obligations falling due in April 2003 to instead fall due in December 2003, decreased the amount of the installments and added a final installment for the difference which will fall due in August 2004.

(v) Acquisition of Dorrego Television S.A

Through the agreement entered into on October 15, 2002 in relation to the purchase of the capital stock of Dorrego Television S.A. and Cable Video Sur S.R.L., the Company assumed the outstanding obligations of the purchaser - amounting to $ 250,000 - with the previous shareholders of Dorrego Television SA. and agreed to settle that debt in 30 monthly installments using a formula based on a basic subscription fee charged in Coronel Dorrego. On December 15, 2002 the Company entered into an agreement whereby it assumed the obligations of the seller with the previous owners of Cable Video Sur SRL. The obligations of the seller were secured with a pledge on 99% of the quotas of Cable Video Sur S.R.L. The Company agreed to pledge the shares of Dorrego Television SA. in exchange for the release of the pledge on the installments of Cable Video Sur S.R.L. It was also agreed that the total payment of $ 829,641 would be made in 39 monthly installments and six semi-annual installments.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management's opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company's financial condition or results of operations.

(c) Operating licenses

Broadcasting licenses are granted for a 15-year term, renewable for an additional term of ten years. Applicable regulations establish that Comite Federal de Radiodifusion (Federal Broadcasting Committee or "COMFER") must grant an extension if it is verified that the licensee has complied with applicable regulations, the bidding terms and conditions and the obligations undertaken in its proposals during the original term of the license. The Company estimates that it will obtain all requested extensions of existing licenses. The extension of the licenses is subject to approval by COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions. Since cable TV is a service not requiring award through a public bidding process and licenses are granted directly, if COMFER verifies that during the 25-year term of the license the Company has complied with applicable laws, the bidding terms and conditions and obligations assumed in its proposals, it may award a new license.

(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested that COMFER approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course. Notwithstanding the foregoing, the Company can give no assurance that such approvals will be granted by COMFER or any successor agency.

The merger-spin-off of Fintelco S.A., Video Cable Comunicacion S.A. ("VCC") and CV Inversiones S.A., are pending approval by the IGJ.

The capital increases derived from the merger with effects as from January 1, 2001 and as a result of the capitalization of irrevocable contributions are still pending registration with the IGJ. Furthermore, the reorganization processes carried out by the Company before the merger are also pending registration.

(e) Claims by COMFER

(i) Administrative proceedings

The Company has taken part in a payment facilities regime established by Government Decree 1201/98, as amended by Decrees 644/99 and 937/99, in order to pay the penalties for violations of the broadcasting law that allegedly occurred prior to December 9, 1999. This mechanism provides for: (i) an 85% reduction in any fines in connection with these proceedings, and (ii) cash payments of the amount to be determined, or crediting of the amount to TELAM S.A. for use in public service campaigns run by the Federal Government. The COMFER notified the Company, by means of Note 2872/02, that the "Amount payable" amounts to $ 5,295,359. The Company intends to pay this amount by providing advertising. However, because the "amount to be settled" that the Company was notified it must pay was calculated by applying the previous regime on calculating penalties approved by Resolutions Nos. 626/COMFER/98, 772/COMFER/98 and 609/COMFER/99, the Company filed a request with the relevant authorities requesting recalculation of the "amount to be settled" by applying the new regime approved by Resolution No. 830/COMFER/2002 in effect since November 21, 2002, if it is more favorable to the Company. This decision was based on the general legal principle which establishes that the most favorable regulation is to be applied at the time of setting a penalty. Through Resolution No. 0582/CFR/03 dated May 16, 2003, COMFER admitted the Company's objections and proceeded to recalculate the amount payable at $ 57,439.50, to be settled in its entirety through the granting of advertising seconds in favor of TELAM, currently Sistema Nacional de Medios Publicos Sociedad del Estado.

On December 13, 2002 the Company took part in a new payment facilities regime established by Decree 2362/02 of the National Government for the payment of fines imposed on the Company or derived from non-compliance with broadcasting regulations between January 1, 2001 and October 31, 2002, inclusive. Under this regime, the following alternatives are available: (i) to make payment in cash, or (ii) to apply the resulting amounts in favor of the National Secretariat of Communication Media and COMFER for campaigns for the public interest organized by the National Government. It is the Company's intention to pay the fines by providing advertising time in future broadcasts. Through Resolution No. 0584/CFR/03 dated May 16, 2003, COMFER resolved to approve adherence to the Installment Payment Plan requested by the Company, determining the amount payable at $ 422,390, to be settled in its entirety through the granting of advertising in favor of the Communications Media Secretariat of the Presidency of the Nation and the Federal Broadcasting Committee, which will be applied to the promotion of general interest campaigns conducted by the National State.

(ii) Demand for payment from Vidycom S.A.

COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in these unaudited consolidated combined financial statements at December 31, 2003.

(iii) Demand for payment due to rejection of requests for exemption

COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by the Company and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require COMFER to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. The municipality of the City of Mar del Plata issued an ordinance to regulate the installation of cable TV networks.

Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899. The municipality of the City of Mar del Plata is also analyzing the granting of an extension for the license holders to adapt their networks

According to applicable regulations, 5% of the year's profit must be applied to the legal reserves until it equals 20% of Company equity.

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders' equity as of March 31, 2004. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. National Executive Branch Decree No. 1269/02, as amended by Decree No. 1293/03, suspended the application of the abovementioned regulation until December 10, 2004. The Company and Cablevision S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the "Supercanal Group"), including an action to declare resolutions adopted during the Extraordinary Shareholders' Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company has filed an extraordinary appeal against that resolution, claiming it is both "arbitrary" and "damaging to the institution". The appeal is in the process of being heard, and a ruling thereon is pending.

Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders' Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

 The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.


NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

                        Direct percentage
                         participation in       June 30,        December 31,
              Company      voting stock       (Unaudited)
  ---------------------------------------------------------------------------
                                  %                2004            2003
                        -----------------------------------------------------
                                                           $
                                            ---------------------------------
  VER T.V. S.A. ........       49.00             5,322,479        7,286,400
  Fintelco S.A..........       50.00           (11,304,107)     (14,875,850)
                                            ---------------------------------
                                                (5,981,628)      (7,589,450)
                                            =================================

NOTE 11 - ANTITRUST CONSIDERATIONS

On August 24, 1998 the Chamber of Commerce and the Consumer Protection Department of the Province of Entre Rios made a filing with the National Commission for the Defense of Competition ("CNDC"), alleging division of areas between Multicanal and its competitors. On May 4, 1999 the claim was answered. On June 24, 2004 the summary proceedings were concluded and notice was served under section 23 of Law 22262.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal's acquisition of this company. The Company filed a defense, which is at the evidentiary stage. This claim was brought as a result of the same behavior noted in the previous paragraph, but this time in the city of Santa Fe.

On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevision S.A. and those providing Television Satelital Codificada S.A. and Tele Red Imagen S.A. channels consisting of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the "Asociacion de Futbol Argentino" in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution.

The Commission penalized the companies with a fine, which in the case of the Company amounts to $ 352,859. The resolution under which the fine was applied was appealed by the Company on October 8, 2002. Court B of the Chamber of Criminal and Economic Matters suspended the fine established by the Secretariat for Defense of Competition. The Ministry of Economy appealed this ruling before the Supreme Court of Justice ("CSJN"), the file was remitted to the prosecutor for resolution.

On March 12, 1999, the owner of a cable television operating company in the city of Roldan, Province of Santa Fe, brought an action against Multicanal claiming uncompetitive practices in that city. On December 9, 2003 the preparatory stage of the case was concluded. The Court of Appeals served notice under section 23 of Law No. 22262 in relation to this case and initiated summary proceedings.

In December 2001, and November 2003, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed two complaints before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevision S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.'s usual price. On December 6, 2001 and on November 26, 2003, respectively, the Company provided explanations in this regard. The case corresponding to Santa Fe was brought to trial and is currently in the initial evidentiary stage.

On September 17, 2003 the Company was notified of a claim made by Gigacable S.A. alleging that Multicanal S.A. and Cablevision S.A (i) have made presentations before various bodies (COMFER and the Municipality of Rosario), which hindered Gigacable S.A. from obtaining the administrative permits to operate in Rosario;
(ii) engaged in monopolistic conduct. The Company answered that claim on October 6, 2003.

The Domestic Trade and Consumer Protection Bureau of the Province of Entre Rios filed a claim before the National Court of Appeals in relation to the division of areas between Multicanal and its competitors. On May 4, 1999, the Company filed an explanation brief. The case has been brought to trial and is currently in the initial evidentiary stage.

On December 15, 2002 Arsenio Mendoza, from the city of Parana, brought a claim before the Consumer Protection Bureau in Entre Rios. The claim states that: i) Cable Video would carry out promotion activities in certain areas in which the plaintiff has not been included, ii) Cablevision S.A. had expressed that it could not provide the service in the area of the plaintiff and iii) the contents of TV programs of Cable Video violate children's rights, as they are unsuitable for them. The case was brought to trial on August 15, 2003 and is currently in the initial evidentiary stage.


NOTE 12 - ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

In January 2002, the National Congress enacted Law No. 25561 on Public Emergency and Exchange System Reform giving rise to changes in the prevailing economic model and the amendment of the Convertibility Law in effect since March 1991, which had a negative impact on the Company.

As a result of the situation described above, during the period ended on June 30, 2004 the Company recorded working capital shortfall amounting to $ 1,924,438,823 and a loss of $ 79,978,876. If the adverse economic context continues to affect the Company's financial position, its ability to meet its obligations could be impaired.

In addition, at June 30, 2004 negative results recorded by the Company exceeded 50% of capital stock and 100% of reserves. Although section 206 of the Commercial Companies Law establishes a mandatory capital reduction in such situations, by means of Decree 1293/03, the National Executive suspended enforcement of this regulation until December 10, 2004.

These unaudited interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows.

NOTE 13 - NOTIFICATION OF PETITIONS FOR BANKRUPTCY FILED AGAINST THE COMPANY

As of these unaudited interim consolidated financial statements the Company has been served with process on 34 petitions for bankruptcy against it as a result of the Company's deferral of payments of principal and interest on its negotiable obligations. The Company filed its response in all cases, and deposited in escrow, the amount claimed in pesos at the rate of exchange of US$ 1 = $ 1 plus CER plus 8% per annum for interest and 5% to cover possible expenses relating to lawsuits. The judge considered it sufficient at this time in order to disregard the credit invoked as "revealing factor" of suspension of payment of debts, the deposit made by the Company, dismissing 33 petitions for declaration of bankruptcy, the court of appeals having ratified the lower court decisions in those cases where plaintiffs have appealed such decisions.

The latest petition for bankruptcy filed in the Republic of Argentina after the meeting of holders of negotiable obligations held on December 10, 2003 has been suspended under a resolution issued by the Argentine Court on February 4, 2004.

The Company argued in its response to the bankruptcy petitions that its foreign currency obligations had been converted to pesos as established by Section 1 of Decree No. 214/02, because the provisions of Section 1, subsection e) of Decree No. 410/02 (establishing that "the obligations of the public and private sectors denominated in foreign currency, compliance with which is subject to foreign laws, are not subject to the conversion to pesos") do not apply in this case.

In the offer to restructure its financial debt (see Note 7) the Company calculated Existing Debt to be restructured in US dollars, to reflect more clearly the reduction of the debt and the exchange ratio for the new securities that would be issued if its restructuring transactions are consummated. The fact that the Company has denominated its debt in US dollars does not mean that the Company has waived its right to assert that those obligations should be considered to have been converted to pesos. The Company's reason for denominating such debt in U.S. dollars is only to conclude the negotiation stage of the reorganization plan in a quick and effective manner in order to obtain creditors' acceptance of the proposal without having to waive any valid rights. This approach, which does not address the definition of the scope of the Decree on Conversion to Pesos referred to above, has been the most appropriate one to overcome financial difficulties for the benefit of the Company, its creditors and the public in general, but should not be construed as a waiver by the Company of its right to sustain that its debt is subject to pesification norms.

In view of this, in the submission filed to request approval of the reorganization plan from the court, the Company reserved its right to file a motion for the pesification of all financial debts incurred in the issuance of outstanding negotiable obligations if the out-of-court reorganization plan were not to be approved and insolvency proceedings were to be filed against it.

On January 28, 2004, affiliates of the U.S.-based investment group known as W.R. Huff and a certain Willard Alexander (together, the "Involuntary Petitioners"), claiming to be holders of debt securities issued by Multicanal sought to initiate a proceeding under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court").

On January 30, 2004, at the request of the Board of Directors of Multicanal under a proceeding brought on January 16, 2004 pursuant to article 304 of the U.S. Bankruptcy Code, in order to counteract legal actions initiated by Huff before the courts of the State of New York in December 2003, the U.S. Bankruptcy Court entered an order allowing (a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE under the jurisdiction of the National Court of First Instance in Commercial Matters N(0) 4, Clerk's Office N(0) 8 (the "APE Proceedings") to the fullest extent permitted under Argentine law, (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE and its APE Proceedings to the fullest extent permitted under Argentine law, and
(c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE Proceedings (and any right to appeal any decision of such Argentine court) to oppose Multicanal's APE or its APE Proceedings to the fullest extent permitted under Argentine law.

The order of the U.S. Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by creditors of Multicanal or any other person in the APE Proceedings. This order makes clear that any person's or party's participation in the APE or the APE Proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the United States Bankruptcy Code.

The decisions of the US Bankruptcy Court, both in relation to the proceeding brought by the Board of Directors of Multicanal under section 304 of the Bankruptcy Code and the proceeding brought by the petitioners in bankruptcy are pending.

NOTE 14 - ADMISSION TO THE PUBLIC OFFER REGIME

On May 7, 2004 a Shareholders' Extraordinary Meeting was held to adopt the decisions contemplated under the terms of the APE approved on April 14, 2004 by the Commercial Court No. 4, Clerk's Office No. 8 of the Federal Capital. The Shareholders' Extraordinary Meeting approved the increase in capital stock as a result of the contribution of US$ 15,000,000 by the controlling shareholder Grupo Clarin S.A., which will be made under the terms of the trust agreement entered into with JPMorgan Chase Bank and the capitalization of the financial debt offered, as well as the overall amendment of the by-laws and admission of the Company to the public offering and share quotation regime. All these decisions were unanimously approved, conditioned on the obtaining of confirmation of judgment approving the APE by the Court of Appeals.

NOTE 15 - SUBSEQUENT EVENTS

On July 19, 2004, further to a decision of the Shareholders' Meeting, the Company's Board decided to file an application to be admitted to the public offer regime, having initiated on July 20, 2004 before the National Securities Commission the procedures to obtain a prequalification for admission to the public regime for public offer of capital stock and listing of Class D shares to be created through the conversion of Class C shares, subject to confirmation of final approval of the APE under the terms of the judgment issued on April 14, 2004 by Commercial Court No. 4, Secretariat No. 8 of the Federal Capital.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                                                                         Exhibit

       INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No. 19550
             for the six-month periods ended June 30, 2004 and 2003
           (Expressed in constant Argentine pesos through February 28,
                2003 and in nominal pesos thereafter - Note 2.2)

===================================================================================================================
            Caption                  Direct         General and      Selling and          Total at June 30,
                                    operating     administrative      marketing
                                    expenses         expenses         expenses          2004            2003
                                 ----------------------------------------------------------------------------------
                                   (Unaudited)     (Unaudited)       (Unaudited)     (Unaudited)     (Unaudited)
                                 ----------------------------------------------------------------------------------
Payroll and social security          20,240,492        4,985,441        7,627,063       32,852,996      27,854,758
Employees' dismissals                   922,597          181,568          274,836        1,379,001       1,504,609
Taxes rates and contributions         4,825,188        1,963,549        5,975,230       12,763,967       9,950,717
Insurance                                     -           11,843                -           11,843          89,970
Programming rights                   80,076,939                -                -       80,076,939      79,998,489
Printing and distribution of
  magazines                           3,673,795                -                -        3,673,795       3,635,353
Fees and compensation for
  services                              289,267        4,942,097           35,374        5,266,738       5,016,390
Commissions                             757,689        7,507,002          471,125        8,735,816       9,347,987
Overhead                                158,975           75,520              979          235,474       1,778,080
Personnel expenses                    1,930,064          994,964          984,639        3,909,667       3,449,551
Building expenses                       196,550        3,124,735                -        3,321,285       2,917,955
Vehicles expenses                        48,730        1,701,191           94,946        1,844,867       1,487,223
Rentals                               6,771,211        1,066,298                -        7,837,509       7,344,473
Security and surveillance                     -        1,220,553                -        1,220,553         828,180
Representation and travel
  expenses                                    -          434,977           70,176          505,153         505,063
Office expenses                               -          871,743                -          871,743       1,006,330
Publicity and advertising                     -                -        4,140,201        4,140,201       2,969,369
Sundry                                5,832,212        2,900,404                -        8,732,616       5,937,202
                                 ----------------------------------------------------------------------------------
Total at June 30, 2004              125,723,709       31,981,885       19,674,569      177,380,163
                                 ==================================================================================
Total at June 30, 2003              119,580,283       31,423,646       14,617,770                      165,621,699
================================ ==================================================================================

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MULTICANAL S.A.



Buenos Aires, Argentina, August 11, 2004       By: /s/ Adrian Meszaros
                                                   -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer